Mail Stop 0510

      February 15, 2005

Via U.S. mail and facsimile

Mr. Dan Lee
President and Chief Executive Officer,
Environmental Monitoring and Testing Corporation
1350 East Flamingo Road, Suite 688
Las Vegas, Nevada 89119

	RE:	Form 10-KSB for the fiscal year ended September 30, 2004
		Form 10-QSB for the period ended December 31, 2004
			File No. 0-18296

Dear Mr. Lee:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filings

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 6.  Management`s Discussion and Analysis or Plan of Operation

2. Please include discussion regarding your plan of operations for the next twelve months. Specifically address how you are currently funding your operations, how long you can satisfy your cash requirements, and whether you will have to raise additional funds in the next twelve months. Refer to Item 303(a) of Regulation S-B.

Item 7.  Financial Statements

3. Please tell us whether or not you are a development stage enterprise as described in paragraphs 8 and 9 of SFAS 7. If you conclude you are one, please amend to include the cumulative financial statements and disclosures required by paragraphs 11 and 12 of SFAS 7. Please similarly revise your Form 10-QSB for the period ended December 31, 2004. Please also ensure that the cumulative financial statements included in your Form 10-KSB are covered by your auditor`s report.

Report of Independent Registered Public Accounting Firm

4. Your auditors indicate in their report that their audit was conducted in accordance with auditing standards of the Public Company
Accounting Oversight Board (United States). The standards of the PCAOB encompass more than just auditing standards. Please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-
8422.

Statement of Operations

5. In order not to imply a greater degree of precision than exists, please revise your presentations of loss per share in your Forms
10-
KSB and 10-QSB to round only to the nearest cent.




Item 14.  Controls and Procedures

6. We remind you that SEC Release 33-8238, which became effective August 14, 2003, amended previous Controls and Procedures disclosure requirements. You are now required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please also disclose whether or not there were any changes in your internal controls and procedures during the most recent quarter. Please amend your Form 10-KSB to include the revised disclosures required by Item 307 and 308 of Regulation S-B.
Please also place these revised disclosures under Item 8A. Similarly amend your disclosures under Item 3 of your Form 10-QSB for the period ended December 31, 2004.

Exhibit 31

7. Disclosure controls and procedures are now defined in Exchange
Act
Rules 13a-15(e) and 15d-15(e). Please file amendments to your Forms
10-KSB and 10-QSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. See SEC Release 33-8238. In doing so, please refile the Forms 10-KSB and 10-
QSB in their entirety.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 942-7769 or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,





							Rufus Decker
							Accounting Branch Chief

??

??

??

??

Mr. Dan Lee
February 15, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE